Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-140205) of our report dated September 11, 2007, with respect to the statements of revenues and direct operating expenses of Anadarko Austin Chalk Operations, for each of the years in the three-year period ended December 31, 2006, which report appears in the Form 8-K/A of EV Energy Partners, L.P. dated September 12, 2007.

These combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The statements are not intended to be a complete presentation of the Anadarko Austin Chalk Operations.

/s/ KPMG LLP
Houston, Texas
September 11, 2007